EXHIBIT 99.1

Tekmira Presents LNP Technology Innovations at Scientific Symposium

Highlights of Presentation Include Active Targeting of LNPs With Antibodies

VANCOUVER, British Columbia, May 26, 2011 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, announced today that it will present data demonstrating its ongoing lipid nanoparticle (LNP) technology innovations at a scientific symposium taking place May 24 – 27, 2011 in Montreal, Quebec.

"Tekmira's presentation highlights some of the recent innovations we have made surrounding our LNP technology platform such as improvements in LNP potency and tolerability as well as active targeting of LNP particles with antibodies, demonstrating our continued commitment to technology development. In addition, we have made advances in nebulization of LNP to broaden the therapeutic utility of RNAi therapeutics for respiratory applications," said Dr. Mark J. Murray, Tekmira's President and CEO.

The conference, titled "Multidisciplinary Approaches to Modern Therapeutics: Joining Forces for a Healthier Tomorrow," is jointly hosted by the Controlled Release Society – Canadian Chapter (CC-CRS), Canadian Society for Pharmaceutical Sciences (CSPS), Canadian Society of Pharmacology & Therapeutics (CSPT), and National Health Products Research Society of Canada (NHPRS).

Some highlights from Tekmira's session, which is entitled "Lipid Nanoparticles for siRNA Delivery," include:

  New Formulations/Increased Potency: Tekmira's new LNP formulations employ novel lipids that achieve therapeutic indices superior to any LNP formulations currently in development. A number of proprietary LNP formulations based on this work achieve greater than 50% silencing of ApoB in vivo at dosing levels less than 0.01 mg/kg – superior to all previously described LNP formulations.
  LNP/Antibody Coupling: In collaboration with Genentech, Tekmira has demonstrated proof-of-concept data coupling antibodies and antibody fragments to LNPs, which results in antibody-mediated LNP cellular uptake. Antibody coupling to LNP formulations enables active targeting to specific tissues and cells.
  Nebulization: Tekmira has developed novel LNP chemistries that enable LNP particle nebulization. Nebulization turns liquid medicines into a fine mist for delivery to the respiratory tract and lung tissue. Tekmira has an active collaboration with a pharmaceutical company focused on nebulization to treat respiratory diseases.
  Manufacturing Scale-up: Tekmira has successfully completed scale-up of LNP manufacturing for late-stage clinical development and commercialization. The manufacturing process has been scaled 100-fold to support the preparation of LNP batches containing 1 kilogram of siRNA.

"We are excited about the progress being made by Tekmira scientists who are leading the continued innovation of LNP delivery to drive long term success of RNAi therapeutics. In the near term, we look forward to clinical data being presented from a number of LNP-enabled products over the remainder of 2011," added Dr. Murray.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. LNP technology is the most widely used siRNA delivery approach for systemic administration. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This press release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about the timing and substance of Tekmira's presentation at the joint scientific symposium in Montreal, Quebec; advances in nebulization of LNP for delivery to the lung which will support respitory applications of RNAi; the timing and quantum of clinical data being presented for LNP-enabled products; Tekmira's strategy, future operations, clinical trials, prospects and plans of management; Tekmira's RNAi product development programs; the effects of new LNP formulations; and the timing of release of clinical data.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; the effectiveness of Tekmira's LNP delivery technology; and Tekmira's research, development and manufacturing capabilities and resources. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that there will not be any additional applications of RNAi; clinical data from LNP-enabled products may not be presented on a timely basis or contain data favorable for our development and prospects; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; Tekmira's development programs, including its LNP delivery technology, will not result in expected results on a timely basis, or at all.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Information Form dated March 30, 2011 and available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-669-7906
         Email: dryan@longviewcomms.ca